Sichenzia Ross Friedman Ference LLP
                           1065 Avenue of the Americas
                            New York, New York 10018
                                212-930-9700 (p)
                                212-930-9725 (f)

                                February 1, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Carmen Moncada-Terry

         Re:      Bravo! Brands Inc.
                  Registration Statement on Form SB-2
                  Filed December 29, 2006
                  File No. 333-139742

Ladies and Gentlemen:

         The following responses address the comments of the Staff (the "Staff") as set forth in its letter dated January 24, 2007 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Bravo! Brands, Inc. ("Bravo" or the "Company") On behalf of the Company, we respond as set forth below.

         As the Company is incurring penalties at the rate of approximately $7,500 per day combined with the fact that its financial statements will go stale on February 12, 2007, we request that you give your utmost attention to this matter. It is of critical importance that this issue be resolved as soon as possible. Please note that we remain available for a call or to come to your office as soon as possible.

         The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in the Comment Letter.

Transactional Summary

With the exception of items 10 and 11 of the letter, all of the Commission's comments appear appurtenant to the issue of whether the resale of the shares sought to be registered is a valid secondary offering under the evolving internal guidance concerning the application of Rule 415. As a preliminary matter to the Company's proposed requested disclosures, we offer the following general comments for the Commission's consideration.

         The shares sought to be registered emanate from three separate transactions. In order of significance to the Company's pending Form SB-2 registration statement, those transactions are:

         JULY 2006 FINANCING

       o In July 2006, the Company sold $30 million four year senior convertible notes (the "July 2006 Notes") in a private sale to five accredited institutional investors. The July 2006 Notes carried a 9% annual coupon, payable quarterly, and were convertible into shares of common stock at $0.70 per share. We also issued five year Series A warrants to purchase 13,178,571 shares of common stock and Series B warrants to purchase 43,392,856 shares of common stock (exercisable only if the Company redeems the July 2006 Notes, on a pro rata basis) at $0.73 per share. Absent the Company's exercise of its call option to redeem the July 2006 Notes, the holders have no rights to exercise the Series B Warrants and receive common shares to which the contingent warrants are indexed.

         On August 31 2006, the Company entered into Amendment Agreements with respect to the July 2006 Notes, as a result of the Company's delay in filing its second quarter Form 10QSB. The Company issued new Amended and Restated Notes (the "Restated July 2006 Notes"), at a reduced conversion price of $0.51 per share, and granted the investors a "put" to compel the Company's redemption of the Restated July 2006 Notes through December 15, 2006.

         On December 29, 2006, the Company entered into Amendment and Exchange Agreements with the July 2006 investors. The investors agreed to waive their option to compel redemption, and the Company agreed to capitalize the $3,750,000 redemption premium with respect to the investors' right to compel redemption of the Restated July 2006 Notes. In connection with these amendments, the Company issued new Restated July 2006 Notes having a conversion price of $0.32 and Series A and B Warrants having exercise prices of $0.34 and $0.32, respectively. On December 29, 2006, the closing market trading price of the Company's common stock was $0.31 per share.

         The Company's pending Form SB-2 registration statement includes 105,468,750 shares of common stock underlying the convertible Notes.

         NOVEMBER 2005 FINANCING

       o In November 2005, the Company sold 40,500,000 shares of common stock in a private sale to 13 accredited institutional investors for gross proceeds of $20,250,000, with warrants to purchase an additional 17,504,688 shares of common stock. The common stock issued in this transaction plus the common stock underlying the warrants were part of a Form SB-2 registration statement that was originally filed on December 20, 2005 and, as amended, on November 2, 2006, and declared effective November 7, 2006. On December 29, 2006, the November 2005 warrants were the subject of a "ratchet" adjustment in both exercise price and number of underlying shares, owing to an adjustment of the conversion price and exercise price of subsequently issued convertible notes and warrants, resulting in the investors' right to purchase an additional 14,866,497 warrant shares at $0.32 per share. On December 29, 2006, the closing market trading price of the Company's common stock was $0.31 per share.

         MARCH 2005 CONSULTING AGREEMENT

       o On March 15, 2005, the Company entered into a consulting agreement for business and marketing development services, in consideration of which the Company agreed to issue 2,500,000 shares of common stock, 1,750,000 of which are included in the pending registration statement under review, and a warrant to purchase 1,000,000 shares of common stock at an exercise price of $0.25 per share. On March 15, 2005, the closing market trading price of the Company's common stock was $0.16 per share.

415 Analysis

For the purposes of the following disclosure materials and calculations, the Company has limited its consideration to the 105,468,750 shares of common stock underlying the convertible notes as existing on December 29, 2006.

The convertible Restated July 2006 Notes have a fixed conversion price of $0.32 per share. While the Restated July 2006 Notes are subject to ratchet down provisions for both price and number of underlying common shares, the ratchet can only be triggered by the Company's issuance of equity or equity equivalents at a price below the fixed price stated in the Restated July 2006 Notes. The ratchet thus operates independent of fluctuations in the market price of the Company's common stock and is not indexed to that market price. Absent a trigger event, which is in the control of the Company, the investors do not have the right or ability to implement or claim the benefit of the ratchet provisions.


The investors in the December 29, 2006 transaction had the right to convert the Restated July 2006 Notes, subject to the above discussed limitation, immediately after issuance. As noted in the Summary of this response letter, the Restated July 2006 Notes as initially issued in in July 2006 were convertible into 42,857,142 at that time. No conversions of the Restated July 2006 Notes have occurred to date. In addition, as set forth in the pending SB-2's table of management equity ownership on pages 41-42, management beneficially owns 17,219,793 shares of the Company's common stock. With the exception of 500,000 shares of common stock donated to charities, no affiliate of the Company has transferred shares or exercised options during 2006.

The structure of the transaction with respect to the Series B Warrants argues that the qualitative aspects of Restated July 2006 Notes are more akin to equity, rather than a straight convertible. The transaction gives the Company the option to effect a voluntary redemption of the Restated July 2006 Notes for the face value of the Restated July 2006 Notes plus accrued interest and a Make-Whole Amount equal to the interest payable up to the third anniversary of the Restated July 2006 Notes. Upon the occurrence of such redemption, and only upon such occurrence, the investors shall have the right to exercise the Series B Warrants, thereby affording the investors a commensurate equity position.

The Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the registration statement under consideration constitutes a primary or secondary offering of the Company's common stock.

We also believe that the points set forth in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997) further support our position that this registration is not an indirect primary offering. Below is a discussion of each of these points:

      - Consideration should be given to how long the selling shareholders have held the shares each of the two financings that the Company is registering have closed at least in excess of six months ago with one having closed in excess of 14 months ago. As such, the investors made an investment in the Company and they hold the risk of ownership. Further, even after the registration is declared effective, they will continue to bear the risk of ownership.

      -     the circumstances under which the investors received the securities in each case, the investors acquired the securities from the issuer in a private placement pursuant to a securities purchase agreement. Further, each such transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. That private placements constituted the primary offering by the Company. Furthermore, each of the financings were arms length transactions.

      -     their relationship to the issuer

            the Investors' sole relationship with the Company then, as it is now, is as an investor. Further, none of the investors hold a significant voting block of shares to influence the Company in its actions.

            In fact, by the terms of the securities acquired, none of the investors can own more than 4.99% of the outstanding common stock, computed in accordance with the beneficial ownership rules of
            Section 13(d) of the Securities Exchange Act of 1934, as amended, and the agreements all provide that this provision cannot be amended. This provision principally affects Kings Road Investments Ltd., Evolution Master Fund Ltd, Steelhead Investments Ltd and Capital Ventures International since the other investors have a significantly smaller interest in the Company. In this connection, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int'l., No. 00-7630. Within that brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) "was not intended to reach this hypothetical investor" because such an interpretation "would extend the statute's sweep beyond those with insider power and information"(emphasis added). Although the Company's concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) P. 90,534 (U.S.D.Ct S.D.N.Y 1999).

      -     whether the sellers are in the business of underwriting securities as stated above, the investors made an investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own accounts for more than six months already at minimum, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter. Furthermore, the registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the investors bear the risk that the Company would fail or be unable to register the securities.

            Moreover, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The investors made a cash investment, and the Company has received the proceeds from the sale of securities to the investors.

            The investors have a contractual right to have the Company's register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities in excess of six months ago with one having closed in excess of 14 months ago. The rights under a registration rights agreement can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

            Thus, none of the selling stockholders should be deemed to be in the business of underwriting the Company's securities.

      - whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

            Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the investors are acting as a conduit for the Company. The investors purchased the securities in two separate financings, the investors do not hold a significant block of the Company's voting securities and these investments were made over a significant period of time in excess of six months ago.

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

         Response

    Securities Underlying the           Market Price at December 29,         Dollar Value of Underlying
        Convertible Notes                           2006                             Securities
------------------------------------- ----------------------------------- -----------------------------------
            105,468,750                            $0.31                            $32,695,312

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents" and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

         Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

         Response

         Below is our response to the first paragraph of Comment 2:

        Investor          Payment Reference                    Date                      Amount
------------------------- ----------------------------------- ------------------------ -------------
Alpha:
                          Interest Payment                    October 1, 2006          $ 9,194
                          Liquidated Damages                  January 2, 2007          $55,269
                          Interest Payment                    January 2, 2007          $20,000
                          Interest Payment                    April 1, 2007            $25,313
                          Interest Payment                    July 1, 2007             $24,871
------------------------- ----------------------------------- ------------------------ -------------
Alpha Total:                                                                           $134,647
------------------------- ----------------------------------- ------------------------ -------------
Heights (Capital Ventures):
                          Interest Payment                    October 1, 2006          $ 45,972
                          Liquidated Damages                  January 2, 2007          $276,344
                          Interest Payment                    January 2, 2007          $100,000
                          Interest Payment                    April 1, 2007            $126,563
                          Interest Payment                    July 1, 2007             $124,357
------------------------------------------------------------- ------------------------ -------------
Heights (Capital Ventures) Total:                                                      $673,235
------------------------------------------------------------- ------------------------ -------------
HBK (Steelhead):
                          Interest Payment                    October 1, 2006          $ 55,167
                          Liquidated Damages                  January 2, 2007          $331,613
                          Interest Payment                    January 2, 2007          $120,000
                          Interest Payment                    April 1, 2007            $151,875
                          Interest Payment                    July 1, 2007             $149,228
------------------------------------------------------------- ------------------------ -------------
HBK (Steelhead) Total:                                                                 $807,883
------------------------------------------------------------- ------------------------ -------------
Evolution:
                          Interest Payment                    October 1, 2006          $  82,750
                          Liquidated Damages                  January 2, 2007          $ 497,419
                          Interest Payment                    January 2, 2007          $ 180,000
                          Interest Payment                    April 1, 2007            $ 227,813
                          Interest Payment                    July 1, 2007             $ 223,842
------------------------- ----------------------------------- ------------------------ -------------
Evolution Total:                                                                       $1,211,823
------------------------- ----------------------------------- ------------------------ -------------

        Investor            Payment Reference                    Date                Amount
------------------------- ----------------------------------- ------------------ -------------------
Polygon (Kings Road):
                          Interest Payment                    October 1, 2006          $   82,750
                          Liquidated Damages                  January 2, 2007          $  497,419
                          Interest Payment                    January 2, 2007          $  180,000
                          Interest Payment                    April 1, 2007            $  227,813
                          Interest Payment                    July 1, 2007             $  223,842
------------------------------------------------------------- ------------------------ -------------
Polygon (Kings Road) Total:                                                            $1,211,823
------------------------------------------------------------- ------------------------ -------------
SG Cowen
                          Placement Fee                       July 31, 2006            $  975,000
                          Out of pocket expenses              July 31, 2006            $   18,756
                          Placement Fee                       November 29, 2006        $  975,000
------------------------- ----------------------------------- ------------------------ -------------
SG Cowen Total:                                                                        $1,968,756
------------------------- ----------------------------------- ------------------------ -------------
Shulte Roth & Zabel LLP (attorneys for Polygon)
                          Legal Fees                          July 28, 2006            $ 95,000
                          Legal Fees (Amendment)              August 31, 2006          $ 23,500
                          Legal Fees (Final Amendment)        December 29, 2006        $ 37,040
------------------------------------------------------------- ------------------------ -------------
Shulte Roth & Zabel LLP Total:                                                         $155,540
------------------------------------------------------------- ------------------------ -------------

Total payments that have been or may be required to be made in connection with the transaction during the first year following the sale of the convertible
notes, excluding principal repayments                                                 $6,163,707

              Total Interest Payments Remaining After July 1, 2007
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Alpha:                             Interest Payments       Total - Paid Quarterly        $   141,121
Heights (Capital Ventures):        Interest Payments       Total - Paid Quarterly        $   705,607
HBK (Steelhead):                   Interest Payments       Total - Paid Quarterly        $   846,728
Evolution:                         Interest Payments       Total - Paid Quarterly        $ 1,270,092
Polygon (Kings Road):              Interest Payments       Total - Paid Quarterly        $ 1,270,092
================================== ======================= ============================ ============
Total                              Interest Payments                                     $ 4,233,640
======================================================================================= ============
Total payments that have been or may be required to be made in connection with the
transaction, excluding principal repayments                                              $10,397,347


Footnote to Comment 2, Paragraph 1
Liquidated damages paid in connection to the November, 2005 PIPE investors have not been included as the transaction specifying these payments is separate and distinct from the convertible note transaction presented in the pending SB-2.

Those liquidated damages payments are as follows:

    Investor                Payment Reference                    Date                  Amount
------------------ ------------------------------------ ------------------------ -------------------
Alpha:
                   Liquidated Damages (NOV '05)         July 31, 2006             $        34,029
                   Liquidated Damages (NOV '05)         November 6, 2006          $        24,271
------------------------------------------------------- ------------------------ -------------------
Alpha Total:                                                                      $        58,300
------------------------------------------------------- ------------------------ -------------------
Heights (Capital Ventures):
                   Liquidated Damages (NOV '05)         July 31, 2006             $        81,669
                   Liquidated Damages (NOV '05)         November 6, 2006          $        58,251
-------------------------------------------------------------------------------- -------------------
Heights (Capital Ventures) Total:                                                 $       139,920
-------------------------------------------------------------------------------- -------------------
Polygon (Kings Road):
                   Liquidated Damages (NOV '05)         July 31, 2006             $      374,316
                   Liquidated Damages (NOV '05)         November 6, 2006          $      266,983
-------------------------------------------------------------------------------- -------------------
Polygon (Kings Road) Total:                                                       $      641,299
-------------------------------------------------------------------------------- -------------------
Lombard Odier:
                   Liquidated Damages (NOV '05)         July 31, 2006             $      816,690
                   Liquidated Damages (NOV '05)         November 6, 2006          $      582,509
                   Liquidated Damages (NOV '05)         December 31, 2006         $       25,770
                   Liquidated Damages (NOV '05)         March 31, 2007            $       43,970
-------------------------------------------------------------------------------- -------------------
Lombard Odier Total:                                                              $    1,468,939
-------------------------------------------------------------------------------- -------------------
Magnetar Capital
                   Liquidated Damages (NOV '05)         July 31, 2006             $      680,575
                   Liquidated Damages (NOV '05)         November 6, 2006          $      485,424
-------------------------------------------------------------------------------- -------------------
Magnetar Capital Total:                                                           $    1,165,999
-------------------------------------------------------------------------------- -------------------
Radcliffe
                   Liquidated Damages (NOV '05)         July 31, 2006             $      374,316
                   Liquidated Damages (NOV '05)         November 6, 2006          $      266,983
------------------------------------------------------- ------------------------ -------------------
Radcliffe Total:                                                                  $      641,299
------------------------------------------------------- ------------------------ -------------------
Lagunas Partners
                   Liquidated Damages (NOV '05)         July 31, 2006             $       85,502
                   Liquidated Damages (NOV '05)         November 6, 2006          $       60,985
-------------------------------------------------------------------------------- -------------------
Lagunas Partners Total:                                                           $      146,487
-------------------------------------------------------------------------------- -------------------
Gruber & McBaine
                   Liquidated Damages (NOV '05)         July 31, 2006             $        23,390
                   Liquidated Damages (NOV '05)         November 6, 2006          $        16,683
-------------------------------------------------------------------------------- -------------------
Gruber & McBaine Total                                                            $        40,073
-------------------------------------------------------------------------------- -------------------
Gruber Trust
                   Liquidated Damages (NOV '05)         July 31, 2006             $        27,223
                   Liquidated Damages (NOV '05)         November 6, 2006          $        19,417
------------------------------------------------------- ------------------------ -------------------
Gruber Trust Total:                                                               $        46,640
------------------------------------------------------- ------------------------ -------------------
JMG Triton Offshore
                   Liquidated Damages (NOV '05)         July 31, 2006             $        54,446
                   Liquidated Damages (NOV '05)         November 6, 2006          $        38,834
-------------------------------------------------------------------------------- -------------------
JMG Triton Offshore Total:                                                        $        93,280
-------------------------------------------------------------------------------- -------------------
JMG Capital Partners, LP
                   Liquidated Damages (NOV '05)         July 31, 2006             $        54,446
                   Liquidated Damages (NOV '05)         November 6, 2006          $        38,834
-------------------------------------------------------------------------------- -------------------
JMG Capital Partners, LP Total:                                                   $        93,280
-------------------------------------------------------------------------------- -------------------
UBS O'Conner
                   Liquidated Damages (NOV '05)         July 31, 2006             $        81,669
                   Liquidated Damages (NOV '05)         November 6, 2006          $        58,251
-------------------------------------------------------------------------------- -------------------
UBS O'Conner Total:                                                               $       139,920
-------------------------------------------------------------------------------- -------------------
Whalehaven Capital
                   Liquidated Damages (NOV '05)         July 31, 2006             $        68,058
                   Liquidated Damages (NOV '05)         November 6, 2006          $        50,720
                   Liquidated Damages (NOV '05)         December 31, 2006         $         2,148
                   Liquidated Damages (NOV '05)         March 31, 2007            $         3,664
-------------------------------------------------------------------------------- -------------------
Whalehaven Capital Total:                                                         $       124,590
-------------------------------------------------------------------------------- -------------------

Total liquidated damages associated with the November 2005 PIPE                   $     4,800,026

         Below is our response to the second paragraph of Comment 2:

          Investor                   Payment Reference                    Date                Amount
-------------------------------------------------------------------------------------------------------
Alpha:
                                    Interest Payment                 October 1, 2006       $      9,194
                                    Liquidated Damages               January 2, 2007       $     55,269
                                    Interest Payment                 January 2, 2007       $     20,000
                                    Interest Payment                 April 1, 2007         $     25,313
                                    Principal Repayment              May 31, 2007          $     58,824
                                    Interest Payment                 July 1, 2007          $     24,871
-------------------------------------------------------------------------------------------------------
Alpha Total:                                                                               $    193,470
-------------------------------------------------------------------------------------------------------
Heights (Capital Ventures):
                                    Interest Payment                 October 1, 2006       $     45,972
                                    Liquidated Damages               January 2, 2007       $    276,344
                                    Interest Payment                 January 2, 2007       $    100,000
                                    Interest Payment                 April 1, 2007         $    126,563
                                    Principal Repayment              May 31, 2007          $    294,118
                                    Interest Payment                 July 1, 2007          $    124,357
-------------------------------------------------------------------------------------------------------
Heights (Capital Ventures) Total:                                                          $    967,353
-------------------------------------------------------------------------------------------------------
HBK (Steelhead):
                                    Interest Payment                 October 1, 2006       $     55,167
                                    Liquidated Damages               January 2, 2007       $    331,613
                                    Interest Payment                 January 2, 2007       $    120,000
                                    Interest Payment                 April 1, 2007         $    151,875
                                    Principal Repayment              May 31, 2007          $    352,941
                                    Interest Payment                 July 1, 2007          $    149,228
-------------------------------------------------------------------------------------------------------
HBK (Steelhead) Total:                                                                     $  1,160,824
-------------------------------------------------------------------------------------------------------
Evolution:
                                    Interest Payment                 October 1, 2006       $     82,750
                                    Liquidated Damages               January 2, 2007       $    497,419
                                    Interest Payment                 January 2, 2007       $    180,000
                                    Interest Payment                 April 1, 2007         $    227,813
                                    Principal Repayment              May 31, 2007          $    529,412
                                    Interest Payment                 July 1, 2007          $    223,842
-------------------------------------------------------------------------------------------------------
Evolution Total:                                                                           $  1,741,235
-------------------------------------------------------------------------------------------------------
Polygon (Kings Road):
                                    Interest Payment                 October 1, 2006       $     82,750
                                    Liquidated Damages               January 2, 2007       $    497,419
                                    Interest Payment                 January 2, 2007       $    180,000
                                    Interest Payment                 April 1, 2007         $    227,813
                                    Principal Repayment              May 31, 2007          $    529,412
                                    Interest Payment                 July 1, 2007          $    223,842
-------------------------------------------------------------------------------------------------------
Polygon (Kings Road) Total:                                                                $  1,741,235
-------------------------------------------------------------------------------------------------------

SG Cowen
                                    Placement Fees                    July 31, 2006         $    975,000
                                    Out of pocket expenses           July 31, 2006         $     18,756
                                    Placement Fee                    November 29, 2006     $    975,000
-------------------------------------------------------------------------------------------------------
SG Cowen Total:                                                                            $  1,968,756
-------------------------------------------------------------------------------------------------------
Shulte Roth & Zabel LLP             (attorneys for Polygon)
                                    Legal Fees                       July 28, 2006         $     95,000
                                    Legal Fees (Amendment)           August 31, 2006       $     23,500
                                    Legal Fees (Final Amendment)     December 29, 2006     $     37,040
-------------------------------------------------------------------------------------------------------
Shulte Roth & Zabel LLP Total:
-------------------------------------------------------------------------------------------------------

=======================================================================================================
Total possible payments to all selling shareholders and any of their affiliates
in the first year following the sale of the convertible notes                              $  7,928,413

Gross Proceeds                                                                             $ 30,000,000

Less placement fees (SG Cowen) and legal fees (Shulte Roth & Zabel LLP and Baker
& McKenzie LLP)                                                                            $  2,274,296
-------------------------------------------------------------------------------------------------------
Net Proceeds                                                                               $ 27,725,704

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

o the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means securities underlying the note that may be received by the persons identified as selling shareholders]:

      o the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

      o the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

            o if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

            o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

            o the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

            o the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

            o the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

            o the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.


If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

The following table demonstrates the potential gain or (loss) to the selling shareholders as of the date of the sale of the convertible note, based upon a ($0.01) differential between the conversion price on the date of the sale of the convertible note and the market price on that date.

                                                                               Total possible
                                 Fixed selling                                 shares the
                                 conversion                                    shareholders
                  Market price   price per                      Combined       may receive and
                  per share of   share of        Total          market price   combined          Total possible
                  securities     underlying      possible       (market        conversion        discount
                  on the date    securities on   shares         price per      price of the      (premium) to
                  of sale of     the date of     underlying     share *        total number of   market price as
                  the            sale of the     the            total          shares            of the date of
Selling           convertible    convertible     convertible    possible       underlying the    sale of the
Shareholder       note (Dec 29)  note            note           shares)        convertible note  convert note
----------------- -------------- --------------- -------------- -------------- ----------------- -------------------
Alpha                 $0.31          $0.32         3,515,625     $1,089,844       $1,125,000         $(35,156)
Heights
(Capital
Ventures)             $0.31          $0.32        17,578,125      5,449,219       5,625,000          (175,781)
HBK (Steelhead)       $0.31          $0.32        21,093,750      6,539,063       6,750,000          (210,938)
Evolution             $0.31          $0.32        31,640,625      9,808,594       10,125,000         (316,406)
Polygon (Kings
Road)                 $0.31          $0.32        31,640,625     9,808,594       10,125,000          (316,406)
                                                  -----------    ----------      -----------         ---------
Total                                             105,468,750    $32,695,313     $33,750,000        $(1,054,688)


Potential Gross Proceeds:                                      32,695,313
Total Potential Cost Basis:                                    33,750,000
========================================================= ================
Total Possible Profit (Loss) to be Realized by Selling
Shareholders:                                                 (1,054,688)


While the convertible Restated July 2006 Notes are subject to ratchet down provisions for both price and number of underlying common shares, the ratchet can only be triggered by the Company's issuance of equity or equity equivalents at a price below the fixed price stated in the Notes. The ratchet thus operates independent of fluctuations in the market price of the Company's common stock and is not indexed to that market price. Absent a trigger event, which is in the control of the Company, the investors do not have the right or ability to implement or claim the benefit of the ratchet provisions.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

      o the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

      o market price per share of the underlying securities on the date of the sale of that other security;

      o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

            - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security: and

            - if the conversion/exercise price per share is not at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

      o the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

      o the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

      o the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

      o the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

                                                                                      Market   Exercise   Total to be
Selling Shareholder                    Transaction         Type        Date           Price    Price      received
-------------------                    -----------         ----        ----           -----    -----      --------
Alpha Capital                          Convertible Notes   Warrants    12/29/2006    $0.31    $0.34      $920,167
HEIGHTS (CAPITAL VENTURES)             Convertible Notes   Warrants    12/29/2006     0.31     0.34       4,600,840
HBK (STEELHEAD)                        Convertible Notes   Warrants    12/29/2006     0.31     0.34       5,521,007
EVOLUTION                              Convertible Notes   Warrants    12/29/2006     0.31     0.34       8,281,513
POLYGON (KINGS ROAD)                   Convertible Notes   Warrants    12/29/2006     0.31     0.34       8,281,513
Lombard Odier                          NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       11,249,997
Magnetar Capital Master Fund, Ltd      NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       9,374,997
POLYGON (KINGS ROAD)                   NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       5,156,249
Radcliffe SPC, Ltd                     NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       5,156,249
Lagunitas Partners LP                  NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       1,177,796
Gruber & McBaine International         NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       322,202
Jon D and Linda W Gruber Trust         NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       375,000
JMG Triton Offshore Fund, Ltd.         NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       750,000
JMG Capital Partners, LP               NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       750,000
HEIGHTS (CAPITAL VENTURES)             NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       1,125,000
UBS O'Connor LLC                       NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       1,125,000
Whalehaven Capital Fund Limited        NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       937,500
Alpha Capital                          NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       468,750
New Century                            IR Consulting       Common       11/7/2006     0.44     0.44       1,750,000
SG Cowen & Co.                         Convertible Notes   Warrants    12/29/2006     0.31     0.34       2,205,881
SG Cowen & Co.                         Convertible Notes   Warrants    12/29/2006     0.31     0.34       920,167
SG Cowen & Co.                         NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       1,582,031
SG Cowen & Co.                         NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       761,720
Olivier Colombo                        NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       375,000
Brian Corbman                          NOV '05 PIPE        Warrants    12/29/2006     0.31     0.32       62,500
Alpha Capital NOV '05                  Bridge Loan         Warrants    11/14/2005     0.78     0.71       75,000
Whalehaven Capital Fund Limited        Bridge Loan         Warrants    11/14/2005     0.78     0.71       75,000
Alpha Capital Bridge MAY '06           Bridge Loan         Warrants     5/12/2006     0.75     0.32       600,000
Whalehaven Capital Bridge MAY '06      Bridge Loan         Warrants     5/12/2006     0.75     0.32       300,000
Totals                                                                                                   $74,281,077


                                                                Combined Exercise       Discount (Premium) to
Selling Shareholder                    Combined Market Price    Price                   Market
-------------------                    ---------------------    -----                   ------
Alpha Capital                         $285,252                 $312,857                $(27,605)
HEIGHTS (CAPITAL VENTURES)             1,426,260                1,564,286               (138,025)
HBK (STEELHEAD)                        1,711,512                1,877,142               (165,630)
EVOLUTION                              2,567,269                2,815,714               (248,445)
POLYGON (KINGS ROAD)                   2,567,269                2,815,714               (248,445)
Lombard Odier                          3,487,499                3,599,999               (112,500)
Magnetar Capital Master Fund, Ltd      2,906,249                2,999,999               (93,750)
POLYGON (KINGS ROAD)                   1,598,437                1,650,000               (51,562)
Radcliffe SPC, Ltd                     1,598,437                1,650,000               (51,562)
Lagunitas Partners LP                  365,117                  376,895                 (11,778)
Gruber & McBaine International         99,883                   103,105                 (3,222)
Jon D and Linda W Gruber Trust         116,250                  120,000                 (3,750)
JMG Triton Offshore Fund, Ltd.         232,500                  240,000                 (7,500)
JMG Capital Partners, LP               232,500                  240,000                 (7,500)
HEIGHTS (CAPITAL VENTURES)             348,750                  360,000                 (11,250)
UBS O'Connor LLC                       348,750                  360,000                 (11,250)
Whalehaven Capital Fund Limited        290,625                  300,000                 (9,375)
Alpha Capital                          145,312                  150,000                 (9,375)
New Century                            770,000                  770,000                  -
SG Cowen & Co.                         683,823                  750,000                 (66,176)
SG Cowen & Co.                         285,252                  312,857                 (27,605)
SG Cowen & Co.                         490,430                  506,250                 (15,820)
SG Cowen & Co.                         236,133                  243,750                 (7,617)
Olivier Colombo                        116,250                  120,000                 (3,750)
Brian Corbman                          19,375                   20,000                  (625)
Alpha Capital NOV '05                  58,500                   53,250                  5,250
Whalehaven Capital Fund Limited        58,500                   53,250                  5,250
Alpha Capital Bridge MAY '06           450,000                  192,000                 258,000
Whalehaven Capital Bridge MAY '06      225,000                  96,000                  129,000
Totals                                $23,721,134              $24,653,066             $(931,933)

Footnote, Comment 4

                                                                                                          Market Price at
                                                                                                          Date of Original
                                                                                      Market   Exercise   Original
Selling Shareholder                    Transaction*        Type        Date           Price    Price      Sale
-------------------                    -----------         ----        ----           -----    -----      ----
Alpha Capital                          Convertible Notes   Warrants    12/29/06      $0.31    $0.34      $0.62
HEIGHTS (CAPITAL VENTURES)             Convertible Notes   Warrants    12/29/06       0.31     0.34       0.62
HBK (STEELHEAD)                        Convertible Notes   Warrants    12/29/06       0.31     0.34       0.62
EVOLUTION                              Convertible Notes   Warrants    12/29/06       0.31     0.34       0.62
POLYGON (KINGS ROAD)                   Convertible Notes   Warrants    12/29/06       0.31     0.34       0.62
Lombard Odier                          NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Magnetar Capital Master Fund, Ltd      NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
POLYGON (KINGS ROAD)                   NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Radcliffe SPC, Ltd                     NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Lagunitas Partners LP                  NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Gruber & McBaine International         NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Jon D and Linda W Gruber Trust         NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
JMG Triton Offshore Fund, Ltd.         NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
JMG Capital Partners, LP               NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
HEIGHTS (CAPITAL VENTURES)             NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
UBS O'Connor LLC                       NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Whalehaven Capital Fund Limited        NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Alpha Capital                          NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
New Century                            IR Consulting       Common       11/7/06       0.44     0.44
SG Cowen & Co.                         Convertible Notes   Warrants    12/29/06       0.31     0.34       0.62
SG Cowen & Co.                         Convertible Notes   Warrants    12/29/06       0.31     0.34       0.62
SG Cowen & Co.                         NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.44
SG Cowen & Co.                         NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Olivier Colombo                        NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Brian Corbman                          NOV '05 PIPE        Warrants    12/29/06       0.31     0.32       0.64
Alpha Capital NOV '05                  Bridge Loan         Warrants    11/14/05       0.78     0.71       0.78
Whalehaven Capital NOV `05             Bridge Loan         Warrants    11/14/05       0.78     0.71       0.78
Alpha Capital Bridge MAY '06           Bridge Loan         Warrants     5/12/06       0.75     0.32       0.75
Whalehaven Capital Bridge MAY '06      Bridge Loan         Warrants     5/12/06       0.75     0.32       0.75


                                       Exercise Price  Warrants at    Total to be
                                       at Date of      Date of        received        Discount
                                       Original        Original       as of           (Premium)
Selling Shareholder                    Sale            Issuance       Date            to Market
-------------------                    ----            --------       ----            ---------
Alpha Capital                         $0.73            428,571       $920,167        $(47,142.81)
HEIGHTS (CAPITAL VENTURES)             0.73            2,142,857      4,600,840       (235,714.27)
HBK (STEELHEAD)                        0.73            2,571,428      5,521,007       (282,857.08)
EVOLUTION                              0.73            3,857,143      8,281,513       (424,285.73)
POLYGON (KINGS ROAD)                   0.73            3,857,143      8,281,513       (424,285.73)
Lombard Odier                          0.80            4,500,000      11,249,997      (720,000.00)
Magnetar Capital Master Fund, Ltd      0.80            3,750,000      9,374,997       (600,000.00)
POLYGON (KINGS ROAD)                   0.80            2,062,500      5,156,249       (330,000.00)
Radcliffe SPC, Ltd                     0.80            2,062,500      5,156,249       (330,000.00)
Lagunitas Partners LP                  0.80            471,119        1,177,796       (75,378.96)
Gruber & McBaine International         0.80            128,881        322,202         (20,620.96)
Jon D and Linda W Gruber Trust         0.80            150,000        375,000         (24,000.00)
JMG Triton Offshore Fund, Ltd.         0.80            300,000        750,000         (48,000.00)
JMG Capital Partners, LP               0.80            300,000        750,000         (48,000.00)
HEIGHTS (CAPITAL VENTURES)             0.80            450,000        1,125,000       (72,000.00)
UBS O'Connor LLC                       0.80            450,000        1,125,000       (72,000.00)
Whalehaven Capital Fund Limited        0.80            375,000        937,500         (60,000.00)
Alpha Capital                          0.80            187,500        468,750         (30,000.00)
New Century                                                           1,750,000        -
SG Cowen & Co.                         0.73            1,071,428      2,205,881       (117,857.08)
SG Cowen & Co.                         0.70            321,429        920,167         (25,714.32)
SG Cowen & Co.                         0.50            1,012,500      1,582,031       (60,750.00)
SG Cowen & Co.                         0.80            304,688        761,720         (48,750.08)
Olivier Colombo                        0.80            150,000        375,000         (24,000.00)
Brian Corbman                          0.80            25,000         62,500          (4,000.00)
Alpha Capital NOV '05                  0.71            75,000         75,000          5,250.00
Whalehaven Capital NOV `05             0.71            75,000         75,000          5,250.00
Alpha Capital Bridge MAY '06           0.80            600,000        600,000         (30,000.00)
Whalehaven Capital Bridge MAY '06      0.80            300,000        300,000         (15,000.00)
Totals                                                 31,979,687    $74,281,077     $(4,159,857)


Notes to Second Table Presented Above:

         * November 2005 PIPE - Extinguishment of prior warrants per ratchet down provision and issuance with reduced exercise price

         * Convertible Notes - Extinguishment of prior warrants per Amended and Restated Notes and issuance with reduced exercise price

Results of the two tables shown above: Table 1 and Table 2, respectively;

Total Possible Profit (loss) to be realized by Investor, as of the date of sale of the other security: ($931,933)

Total Possible Profit (loss) to be realized by Investor, as of the date of issuance: ($4,159,857)

The second table located within the footnote above is included in the Company's response in order to provide full disclosure dating back to the original issuance of warrants in connection with separate transactions, including the November 2005 PIPE and two separate bridge loans from November of 2005 and May of 2006. Also included are the original market prices and exercise prices of the instruments from the date of issuance as opposed to the current exercise prices and market price as of the date of the convertible note.

The Warrants issued in connection with the convertible notes were originally at a $1,414,286 premium to market at issuance and, as of the exchange date, December 29, 2006 at a premium to market of $828,151.

All transactions shown in the second table above for the selling shareholders were done at prices premium to the market price at the time, with the exception of the warrants issued in connection with the November 2005 bridge loan.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

      o the gross proceeds paid or payable to the issuer in the convertible note transaction;

      o all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2 above;

      o     the resulting net proceeds to the issuer; and

      o the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and 4 above.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments [as disclosed in response to comment 2 above] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to comment 3 above] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response

Gross proceeds paid to the issuer in the convertible note transaction                         $ 30,000,000
All payments made or that may be may be required to be made by the issuer that are
disclosed in comment 2                                                                        $ 10,397,347
==========================================================================================================
Net proceeds to issuer, as Gross proceeds are reduced by the total of all possible payments
(excluding principal)                                                                         $ 19,602,653

Combined total possible profit to be realized as a result of any conversion discounts
disclosed in comments 3 and 4                                                                            0

Percentage of the total amount of all possible payments divided by the net
proceeds to the issuer from the sale of the convertible notes                                           53%


Percentage averaged over the term of the convertible note                                             13.2%

The total possible discount (premium) to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from
the sale of the convertible notes                                                                     (5.4%)

Footnote to Comment 5
The Company believes this calculation overstates the above percentage, as it counts the payments made over the term of the convertible notes in both the numerator, $10,397,347 and the denominator, $19,602,653. This increases the proportion of costs associated with the convertible notes and results in a disproportionate cost for the transaction.

The Company believes the approach shown below is appropriate for the given circumstances as the total payments of $10,397,347 are divided by the net proceeds, or the $30 million minus the direct costs of the transaction (including legal fees and placement fees).

Gross Proceeds                                                                                 $ 30,000,000
Less placement fees (SG Cowen) and legal fees (Shulte Roth & Zabel LLP and Baker & McKenzie
LLP)                                                                                           $  2,274,296
--------------------------------------------------------------------------------------------   ------------
Net Proceeds                                                                                   $ 27,725,704

All payments made or that may be may be required to be made by the issuer that are disclosed
in comment 2                                                                                   $ 10,397,347

Combined total possible profit to be realized as a result of any conversion discounts
disclosed in comments 3 and 4                                                                             0

Percentage of the total amount of all possible payments divided by the net
proceeds to the issuer from the sale of the convertible notes                                          37.5%


Percentage averaged over the term of the convertible note                                               9.4%

The total possible discount (premium) to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible
notes                                                                                                  (3.8%)

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

      o     the date of the transaction;

      o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

      o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

      o the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

      o the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

      o the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

      o the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

                     Shares of the
                     class of                                      Percentage                   Current
                     securities      Shares                        of                           market
                     subject to      subject to     Shares that    securities                   price per
                     the             transaction    were issued    issued or     Market price   share of
                     transaction     outstanding    or issuable    issuable in   per share      the class
Selling              that were       prior to the   in             connection    immediately    of securities
shareholder and      outstanding     transaction    connection     with          prior          subject
transaction          prior to the    held in        with the       transaction   to the         to the
date                 transaction     "float"*       transaction    vs "float"*   transaction    transaction
-------------------------------------------------------------------------------------------------------------

Alpha;               19,932,818     15,162,216         540,540          3.5%          0.37          0.27
June 17, 2002

Alpha;               31,598,580     28,071,996       2,500,000          8.9%          0.14          0.27
April 2, 2004

Alpha;               42,951,792     39,425,208       1,666,666          4.2%          0.25          0.27
June 29, 2004

Alpha;               44,951,792     41,425,208       1,250,000          3.0%          0.13          0.27
Oct 29, 2004

Alpha;               57,793,501     54,266,917       2,000,000          3.6%          0.14          0.27
Jan 26, 2005

Alpha;               61,481,295     57,954,711       1,500,000          2.5%          0.16          0.27
April 20, 2005

Alpha;              141,253,751    131,935,721         500,000         0.37%          0.64          0.27
Nov 28,2005

Kings Road;         141,253,751    131,935,721       5,500,000          4.1%          0.64          0.27
Nov 28, 2005

Capital Ventures    141,253,751    131,935,721       1,200,000          0.9%          0.64          0.27
Nov 28, 2005


The Company has calculated the percentage of total issued and outstanding securities that were issued or issuable in the transactions above by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders. This formula is the reverse of that suggested in this comment (fifth bullet paragraph), since the suggested formula does not yield the percentage of total issued and outstanding securities that were issued or issuable in the respective transactions.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

      o the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder;

      o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

      o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

      o the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

            In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

                        Shares held by persons other
                        than the selling                 Shares registered for resale
                        shareholders, affiliates of      by the selling shareholders     Shares registered for resale by
                        the company, and affiliates      or affiliates of the selling    the selling shareholders or
                        of the selling shareholder       shareholders in prior           affiliates of the selling
                        prior to the current             registration                    shareholders that continue to
                        transaction                      statements                      be held by same
Selling Shareholders

Evolution                             -                                      0                                0
Steelhead                             -                                      0                                0
Alpha*                                -                             10,766,667                        950,000**
Kings Road*                           -                              5,500,000                                0
Capital Ventures*                     -                              1,200,000                                0
Others                             182,344,831                         -                               -
                        ================================================================================================
Totals                             182,344,831                      17,466,667                          950,000


                        Shares registered for resale on
                        behalf of the selling
                        shareholders or affiliates of
                        the selling shareholders in the
                        current transaction
Selling Shareholders

Evolution                            31,640,625
Steelhead                            21,093,750
Alpha*                                3,515,625
Kings Road*                          31,640,625
Capital Ventures*                    17,578,125
Others                                 -
                        ===============================
Totals                              105,468,750


* Selling Shareholder in both November 2005 and current transactions
** Held of record; does not include shares that may be held in street name.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

      o whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities; and

      o whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

            - the date on which each such selling shareholder entered into that short position; and

            - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response

         The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities. The Company has duly accounted for such payments in its 2007 - 2009 comprehensive strategy and financial plan.

         Based upon information provided by the selling shareholders, to the best of management's knowledge, the Company is not aware of any of the selling shareholders having an existing short position in the Company's common stock.

9. Please provide us, with a view toward disclosure in the prospectus, with:

            o a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

            o copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

           If it is your view that such a description of the relationships and arrangements described in this comment between and among the referenced parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

The Company hereby confirms that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Response

The Company separately calculated the Company's shares common stock beneficially owned by each selling security holder (i) underlying the convertible notes in the December 29, 2006 transaction, at the applicable conversion rate of $0.32 per share, (ii) underlying the Series A and B warrants in the December 29, 2006 transaction, (iii) underlying the additional warrants not previously registered in the November 2005 transaction, (iv) underlying the warrants issued to New Century, and (v) the number of shares of common stock issued to New Century.

                                 Fee Table           Amount to be registered
--------------------------------------------------------------------------------
Shares of Common Stock                                                1,750,000
Shares of common stock issuable
  upon conversion of convertible notes                              105,468,750
Shares of common stock issuable
  upon exercise of warrants                                         151,836,295
================================================================================
Total                                                               259,055,045

                                                       Selling Stockholders
                                                       --------------------

                                                                                                                    Shares of
                                                 Convertible                                         Total        Common Stock
                                 Convertible      Notes - B      NOV '05 PIPE    Convertible     (summation)       Included in
          Investor                  Notes          Warrants        Warrants     Note Warrants     /Other***         Prospectus*
---------------------------------------------------------------------------------------------------------------------------------
Kings Road                      31,640,625       31,640,625      1,920,956       8,281,513        73,483,719       73,483,719
Evolution Master                31,640,625       31,640,625                      8,281,513        71,562,763       71,562,763
Steelhead Investments           21,093,750       21,093,750                      5,521,007        47,708,507       47,708,507
Capital Ventures                17,578,125       17,578,125        419,118       4,600,840        40,176,208       40,176,208
Alpha Capital                    3,515,625        3,515,625        174,632         920,167         8,126,049        8,126,049
SG Cowen                                                           283,778       2,896,008         3,179,786        3,179,786
Lombard Odier                                                    4,191,175                         4,191,175        4,191,175
Magnetar Capital                                                 3,492,646                         3,492,646        3,492,646
Radcliffe                                                        1,920,956                         1,920,956        1,920,956
Lagunitas Partners                                                 438,787                           438,787          438,787
Gruber & McBaine                                                   120,036                           120,036          120,036
Jon D and Linda W Gruber
Trust                                                              139,706                           139,706          139,706
JMG Triton                                                         279,412                           279,412          279,412
JMG Capital Partners                                               279,412                           279,412          279,412
UBS O'Connor                                                       419,118                           419,118          419,118
Whalehaven Capital                                                 349,265                           349,265          349,265
Brian Corbmen                                                      375,000                           375,000          375,000**
Oliver Colombo                                                      62,500                            62,500           62,500
New Century Capital                                                                                2,750,000***     2,750,000
=================================================================================================================================
Total                          105,468,750      108,218,750     14,866,497      30,501,048        59,055,045      259,055,045

* This reconciles the amounts due to each selling stockholder within the prospectus listed within the Selling Stockholder schedule, column 3 beginning on page 46.

** Within the Selling Stockholders table exists a typo in which the figure for Whalehaven is copied into the row below for Brian Corbmen, this is correctly footed by reference to (21) where the appropriate figure is disclosed.

*** 1,750,000 Shares of common stock are being issued and the remaining 1,000,000 are warrants being registered.

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response

      The Company will provide, in its amended registration statement, the information requested by this comment for the two selling security holders for which the information has not been previously provided.

                                       ***

      Please do not hesitate to contact the undersigned at 212-398-1494 if you have any questions or comments. Thank you.

                               Very truly yours,

                               /s/Stephen Fleming

                               Stephen Fleming